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September 28, 2012

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Rufus Decker
Era Anagnosti
Jay Ingram
Nudrat Salik

Re:	MasTec, Inc.
Form 10-K for the Year ended December 31, 2011
Filed February 29, 2012
Response dated June 14, 2012
File No. 1-8106

Ladies and Gentlemen:

On behalf of MasTec, Inc., a Florida corporation (the “Company”), the following response is to the comment letter, dated June 21, 2012 (the “Comment Letter”), received by the Company from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) concerning the Company’s (i) Form 10-K for the year ended December 31, 2011, filed February 29, 2012, and (ii) the Company’s response, dated June 14, 2012, to the Staff’s comment letter, dated May 23, 2012. In addition, this letter is provided in response to the telephonic discussion between representatives of the Company and the Staff held on September 5, 2012 (the “Conference Call”).

We have performed a fresh analysis to determine our reportable segments in light of our discussion with the Staff during the Conference Call. This submission summarizes our segment analysis, including (i) identification of our operating segments, (ii) a description of our aggregation analysis and (iii) a description of our tests of quantitative thresholds. This analysis has resulted in the identification of three reportable segments plus an “all other” category.

We have also included (in Attachment II) a draft of our proposed year end segment footnote disclosure. We have not yet re-written our Business Description and Management’s Discussion and Analysis of Financial Condition and Results of Operations sections of our Annual Report on Form 10-K to include segment discussions and disclosures. We respectfully propose that the Company will initially present its segment discussions and footnote disclosures in its Annual Report on Form 10-K for the year ended December 31, 2012. We believe this will allow the data to be subject to the full year-end audit process, especially in this initial period of adoption. Additionally, as this information has never been prepared for external and public consumption, we believe it is important for the Company to do a thorough,

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in-depth review of the underlying data to ensure its accuracy and consistency both across segments and across time periods. This task is not possible in the short time frame between now and the filing deadline for our Quarterly Report on Form 10-Q for the quarter ending September 30, 2012, due in no small part to the amount of financial reporting resources currently being consumed with our XBRL process and the Company’s change in XBRL vendors. Lastly, we believe that the Form 10-K is the more appropriate report to introduce this new information and segment approach to the users of our financial statements, and we believe that our financial statements, as currently reported, are not misleading in any material respect.

Our segment analysis in accordance with Accounting Standards Codification (ASC) 280, Segment Reporting is as follows:

I.	Identification of Operating Segments

As noted in our prior correspondence, the Company’s management has been reevaluating the organization in light of our growth and the five acquisitions made in 2011 in order to optimize and enhance our management structure and operations. In certain cases, a group structure has already been formed and leadership put in place. In those cases, the newly formed groups have become operating segments. In other cases, we have considered our current structure and possible future structures, giving our current structure the most weight, to determine a potential organizational structure. An organizational chart has been provided as Attachment I for your information.

In accordance with the organizational chart provided, we have identified 10 operating segments as follows:

•	Advanced Technologies (AT)
•	Utility Services
•	Nsoro
•	Optima
•	Electrical Transmission (includes EC Source and Three Phase Line)
•	Oil & Gas (includes Precision, Pumpco and Fabcor)
•	Power Generation (includes Wanzek)
•	GlobeTec Construction
•	MasTec Network Services
•	Mexico
•	International

Each of these operating segments engages in business activities from which they may earn revenues and incur expenses, is regularly reviewed by our Chief Operating Decision Maker (CODM) during monthly operations review meetings and has discrete financial information. Certain business units previously identified as operating segments or new acquisitions will now be treated as components as they are no longer directly and individually reviewed by our CODM. For clarity, we have identified these business units in parentheses in the list above.

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II.	Aggregation Analysis

We have performed the aggregation analysis as discussed with the Staff during the Conference Call, comparing each operating segment to each other operating segment and reviewing not only the percentage change in gross profit but the percentage change in gross profit margin. We considered the Staff’s guidance, articulated during the Conference Call that a change in gross margin of 10% or less would meet the criteria for “economically similar” under ASC 280-10-50-11 and a change of 22% or more would not. The greatest actual variance between aggregated operating segments does not exceed 12%. A presentation of our quantitative aggregation test of economic similarity is below:

Test of Economic Similarity

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Our analysis resulted in the following reportable segments:

•	Communications & Utility Infrastructure (including AT, US, Nsoro, Optima, MNS)
•	Power Infrastructure (including Electrical Transmission Group and Oil & Gas Group)
•	Power Generation
•	All Other (including GlobeTec Construction, Mexico & International)

As shown above, MNS has had historically low gross profit margins. This is a relatively new self-perform business for MasTec, and the unit has suffered from management issues. Our recent acquisition of Optima provided MasTec with an experienced management team in this line of business and, by the end of 2012, these two businesses will be merged under Optima’s management. We expect the combined Optima/MNS business to generate future gross margins in line with Optima’s historical gross margin levels, and accordingly have included MNS in the Communications & Utility Infrastructure segment.

We used five year average gross margins to perform our aggregation analysis. We refer to ASC 280-10-50-11 and ASC 280-10-55-7A through 7C which refer directly to a comparison of long term financial performance, and even long term average gross margins.

The infrastructure construction industry, in particular, requires the use of a long term average when comparing operating segments. Bids are based upon an estimate of the many tasks that must be performed to build an item of infrastructure. Even simple bids have many discrete factors which must be estimated. These estimates take into account significant contingencies which can result in an actual profit/loss that is materially different from the targeted result. Each of our business units has, at any given time, 10 to over 100 contracts in process. Although our business units have a solid track record of bidding and executing projects to achieve an expected range of gross margins, only one or two contracts each year materially affect an operating segment’s gross margin dynamics and create volatility from period to period. We believe that the infrastructure construction industry is subject to these factors to a greater extent than experienced by other industries. Even the average gross margins for MasTec and its competitors swing 1-5% based upon only a handful of the hundreds of total projects. As an example, the change in average gross margin for a basket of six publicly traded infrastructure construction companies from 2010 to 2011 was 1.2% and, individually, varied from +0.4% to -4.8%, a wide range of volatility for just one year selected.

Every year there are projects which experience unforeseen or inadequately budgeted problems or which may be completed more quickly and easily than anticipated. In those circumstances where negative or positive fluctuation is significant, a very small minority of projects that operate very poorly or very profitably move the average of all projects to a different level each year. For this reason, it is not uncommon for revenue, gross profit and other metrics to be inconsistent, particularly if viewed on a short term basis.

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In addressing the most recent Staff comments and views, we have made changes to our approach to and analysis of ASC 280. In particular, we have also included both the immaterial operating segments and our recent acquisitions in the aggregation analysis. We included the immaterial operating segments which we had excluded previously based on our view that the analysis of those units would not have influenced investors decision-making (consistent with SEC Staff Accounting Bulletin No. 99—Materiality). We continue to believe strongly that the concept of materiality is meant to be considered in ASC 280; however, we agree that it is not applied in the mathematical portion of the aggregation test.

We also included the five new acquisitions that were made in the second quarter of 2011. They have all been included either as components of new operating segments or merged directly into existing operating segments. We agree that there are clear situations where this treatment (e.g. inclusion in the analysis) makes sense, for instance, the purchase of a publicly traded company with several years of audited financial statements. In our case, four of these acquisitions were small private businesses that did not have audited financial statements. Further, prior to their respective acquisitions, they did not have financial statements prepared in accordance with GAAP. The fifth business was a start-up company formed only a little more than two years before our acquisition of it and had only just begun executing electrical transmission construction work.

In an effort to base our analysis on reliable data, we replaced partial year information on the three largest of these acquisitions with trailing twelve month data so that at the least the calculations reflect one full year of actual gross margins, calculated based on amounts recorded in accordance with U.S. GAAP and MasTec’s accounting policies.

We refer you to our previous descriptions of our businesses as they relate to the qualitative aggregation criteria outlined in ASC 280-10-50-11a-e, documented in Appendix 1 to our response letter dated August 3, 2012. We also continue to maintain that our customers, as their businesses relate to our businesses, have significantly more similarities with than disparities from each other, notwithstanding differences in end market. Ultimately, we have identified reportable segments based upon the following predominant end markets served: (a) communications and utility infrastructure, (b) power infrastructure and (c) power generation and industrial infrastructure.

III.	Quantitative Thresholds

We performed the test of quantitative thresholds prescribed by ASC 280-10-50-12 using data as of December 31, 2011 for MasTec’s continuing operations as set forth below (dollars in millions):

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IV.	Conclusion

Based on the results above, the Communications & Utility Infrastructure, Power Infrastructure, and Power Generation segments exceed the quantitative thresholds and are reportable segments. These three reporting segments represent nearly 100% of MasTec’s total consolidated revenue from continuing operations. The remaining operating segments will be combined into an All Other category as management does not believe separate information about these operating segments would be useful or material to readers of the Company’s financial statements.

We believe that this approach to segment reporting is consistent with the requirements of ASC 280 and the view of the Staff expressed in its correspondence and during the Conference Call. We would be pleased to speak with you, telephonically or in person, at your convenience if you have any remaining concerns following your review of this letter and the attachments hereto. We appreciate the careful consideration and thoughtfulness that the Staff has provided in addressing these issues.

We have prepared a draft footnote disclosure reflecting the conclusion above. Please see Attachment II.

As requested, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you or any other member of the Staff should have any further comments or questions regarding this response, please do not hesitate to contact the undersigned at 305.406.1811.

Sincerely, MASTEC, INC.

/s/ T. Michael Love
VP, Corporate Controller

cc:	Ira N. Rosner, Esq., Greenberg Traurig, P.A.
Ira Shapiro, BDO USA, LLP

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Attachment I

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Attachment II

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